23(n)

18f-3 Multiple Class Plan

Addendum to Exhibit II

Calvert SAGE Fund
     Calvert Large Cap Value Fund

 Class A

Maximum Front-End Sales Charge	Maximum 12b-1 Fee
4.75%	0.50%

Class C
Contingent Deferred Sales Charge	Maximum 12b-1 Fe
1.00%	1.00%

(if redeemed within one year of purchase)

Calvert Large Cap Value Fund does not offer Class B shares.

Date: September 30, 2008